Direct Dial:	E-mail:
(972) 628-3631	lmandala@munckwilson.com

May 10, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Gregory Herbers
Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc.
Amendment No. 1 to Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed December 7, 2023
File No. 024-12333

Dear Mr. Herbers:

This letter is being sent on behalf of ModVans Inc. (the “Company”) in response to your letter addressed to Peter J. Tezza II, President, Chief Executive Officer and Secretary of the Company, dated December 18, 2023 (the “Letter”). Set forth below is the response of the Company to the comment contained in the Letter. For ease of reference, your comment has been repeated below, and our response set forth below the comment. Amendment No. 1 to Post-Qualification Amendment No.1 to Offering Statement on Form 1-A (“Amendment No. 1”) is being concurrently filed on the date hereof.

Post-Qualification Amendment on Form 1-A

General

1.	Please tell us if you have sold any securities pursuant to the offering statement that was qualified on November 7, 2023. If securities have been sold, please revise Item 4 of Part I to reflect the securities sold pursuant to the qualified offering statement and please decrease the number of securities being offered on this post-qualification amendment such that the sum of the aggregate offering price and aggregate sales does not exceed $75 million. If investors have submitted subscription agreements and/or delivered funds pursuant to the qualified offering statement and the company has not yet accepted those subscription agreements, please provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

Response: We have amended Item 4 of Part I to reflect a decrease in the number of securities being offered in Amendment No. 1 to 149,000,000 shares at an offering price of $0.50 per share. Accordingly, the sum of the sales made under the Offering Statement qualified on November 7, 2023 and the maximum sales under Amendment No. 1 will not exceed $75 million. The Company has accepted subscriptions under the Offering Statement qualified on November 7, 2023 totaling approximately $187,000. All subscriptions that have been submitted have been accepted.

The Company believes the above response and Amendment No. 1 address the Staff’s comment. If you have questions or further comments regarding Amendment No. 1 or the Company’s response, please contact the undersigned at (972) 628-3631.

Sincerely,

/s/ Lawrence B. Mandala

Lawrence B. Mandala

cc: Peter J. Tezza II